Exhibit 14

The FINOVA Group Inc.

CODE OF CONDUCT

FINOVA and its subsidiaries (FINOVA) are committed to conducting its business in compliance with all applicable laws and in conformity with the highest ethical standards. This Code of Conduct (Code) outlines some areas of concern, but cannot cover every potential situation. You are expected to use good judgment when encountering situations not discussed in the Code and to seek guidance whenever questions arise.

Each FINOVA employee is obligated to assure that his or her conduct complies with this Code and to assure that fellow employees and others abide by its rules. You must report known or suspected Code violations, regardless of whether you are personally involved in the matter. You must also participate truthfully in investigations or other Ethics Committee matters. Compliance is a priority to FINOVA.

Violations of this Code of Conduct or of FINOVA’s policies may result in disciplinary action, including termination of employment without severance compensation. FINOVA may also pursue civil remedies and may refer the matter to appropriate authorities for investigation or prosecution. This Code is not a guarantee of employment, which continues on an “at will basis.”

Questions, suspected violations and other matters can be reported to any member of the Ethics Committee or the CEO.

Special attention should be paid to the following areas:

1. Conflicts of Interest. Business decisions must be made in the best interest of FINOVA and should not be influenced by personal, family or non-business reasons. A potential conflict of interest arises if the employee has or is seeking to create a direct or indirect business, financial, personal or other relationship that might impair the independence of any person making the recommendation or decision for FINOVA or interferes with the employee’s ability to perform his or her job. Conflicts can include personal investments, engaging in outside business activities, engagement of friends, relatives and former employees, and taking business opportunities that should have been considered by FINOVA. Engagement of a former employee as a consultant or hiring that person’s company within two years after he or she leaves FINOVA requires consent of the Ethics Committee.

If a potential conflict of interest arises, Employees must:

•	Notify the Ethics Committee of the matter and assist its evaluation of the matter

•	Obtain approval from the Ethics Committee of the potential conflict

•	Refrain from participating in negotiations or otherwise representing FINOVA in business dealings with the party with which the employee has a conflict.

2. Entertainment or Gifts. Business decisions should be made on the basis of quality, service, price and similar factors. Good judgment and moderation should be exercised in the acceptance of entertainment or gifts to avoid even the appearance of improper influence. If the gift or entertainment creates an obligation, it should be declined, even if within acceptable limits. Acceptable gifts include meals and entertainment within reason and so long as not to extravagant or frequent. Some gifts are never acceptable, including personal loans from those doing business with FINOVA (unless the entity is a lender), cash gratuities, private discounts not sanctioned by FINOVA and any illegal activities. Receipt of any gift or entertainment in excess of $200 per year must be reported to the Ethics Committee on a Gift/Entertainment Reporting Form, available on Lotus Notes or from the Ethics Committee. Reporting a matter is not a substitute for refusing to accept gifts, entertainment or other favors that are excessive or exceed our guidelines.

3. Employment Practices/No Discrimination or Harassment. FINOVA is an equal opportunity employer. FINOVA’s policy is to maintain a work environment that is free from harassment and discrimination due to race, color, national origin, religion, sex, age, disability or any other protected class. FINOVA will not tolerate verbal or physical conduct by any employee that harasses, disrupts or interferes with another employee’s work performance or which creates an intimidating, offensive or hostile work environment.

4. Insider Trading. FINOVA and some of its subsidiaries are public companies. Federal and state securities laws govern our public disclosures and prohibit employees from trading in the stock or bonds of public companies when they have possession of material non-public information. It is also unlawful to pass that information on to another who may trade in those securities. You may not disclose insider information to anyone without those who have a legitimate need to know the information. These restrictions also apply to information obtained relating to other companies with whom we do business, including customers, competitors and suppliers.

5. Accurate Records and Reporting. It is critical that FINOVA’s records accurately reflect all transactions affecting the company, including the receipt of funds, the disposition of assets and similar items. All accounts shall be established in accordance with company procedures. All bank accounts must be in the name of a FINOVA entity and coordinated through the Accounting department. Employees shall not participate in or condone any actions that present fraudulent financial or other reports. FINOVA prohibits the laundering of money or the concealment of payments by passing it through the books of the company or third parties. Employees are required to provide truthful and accurate verbal and written information regarding their activities on behalf of FINOVA, to the best of their abilities.

6. Confidential Information. Employees must keep in confidence all non-public information of FINOVA, including proprietary, confidential or secret information related to its business. These restrictions also include information about others with whom we do business. Employees must not engage in “Chat Rooms” or similar public discussions regarding FINOVA’s business unless authorized by senior management. These obligations continue even after termination of employment. All employees must sign and abide by the terms of the Confidentiality and Trade Secret Agreement, which should have been signed at the time of hire.

7. Information Security. Employees have a duty to preserve and protect FINOVA’s information, including in paper and electronic forms, and the information systems where the data resides. Employees must follow established security measures and information system policies. Information should be shared on a need-to-know basis, where appropriate. Information must be protected in a manner commensurate with its sensitivity, value and criticality. Managers must devote sufficient time and resources to assure that information is properly protected.

8. Company Property/Expenses/Political Contributions. Employees should refrain from substantial personal use of company property, services, facilities, equipment or other assets unless authorized. Expenses properly incurred in conducting company business must be promptly and accurately documented. No FINOVA funds or assets shall be used for illegal purposes. All political contributions must receive approval of the Corporate Law Department. No employee shall be required to contribute to any political party, candidate or issue.

9. Environmental/Health and Safety Compliance. FINOVA’s policy is to comply with all applicable environmental, health and safety laws. Employees must be sensitive to the environmental and safety impact of company operations, including properties owned, managed or operated by FINOVA. Employees must notify the Corporate Law Department upon discovery of any condition or event that has or may impact environmental compliance. Similar attention should be given to environmental matters involving customer properties, particularly when that property secures a loan made by FINOVA. Employees have a responsibility to help maintain a safe work environment and should immediately bring to his or her supervisor’s attention any hazardous condition or suspected violation of health and safety laws.

10. Fair Competition. FINOVA is committed to principles of fair competition. Employees shall not engage in illegal or unethical conduct while doing business. Examples of illegal conduct include attempting to fix prices with a competitor in violation of the antitrust laws, agreements to boycott certain customers or suppliers, and bribing government officials (even bribing foreign officials in countries where bribes may be condoned may still violate US law). Employees shall not use unlawful means to obtain information about competitors or make untrue statements about FINOVA or its competitors.

11. Off Duty Conduct. Employees should conduct their personal and professional activities in a manner to avoid bringing discredit on or otherwise harming FINOVA.

RETALIATION PROHIBITED: FINOVA will not, and employees must not, retaliate against anyone who reports actual or suspected violations of the Code of Conduct or the law or who participates truthfully in an investigation. Reporting a violation, however, will not insulate an employee from disciplinary action based on other conduct of that employee.

IN GENERAL: FINOVA strives to provide a safe and productive work environment. Each employee has a personal responsibility to other employees and the company to help eliminate actions or circumstances that undermine the work environment.

Ethical business conduct requires that even the appearance of inappropriate behavior be avoided. The appearance of impropriety can often be avoided by the complete and early disclosure of events to appropriate individuals, such as the Ethics Committee.

REPORTING VIOLATIONS

You may report actual or suspected violations of the Code of Conduct through any of the following means:

1.	Ethics Committee: You may contact any of its members, currently:

• Phil Donnelly, Chairman	480-624-4962

• Richard Ross	480-624-4965

2.	Other Contacts: You may contact the CEO.

Anonymous Reports: Reports may be made anonymously, although doing so may hamper our ability to fully investigate the allegations. Because retaliation is prohibited, you are encouraged to give your name when you report so we may follow up, if necessary.

All reported matters and investigations shall be coordinated by General Counsel.